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EXHIBIT 99-1

Audited Consolidated Financial Statements of Suncor Energy Inc. for the fiscal year ended December 31, 2012

MANAGEMENT'S STATEMENT
OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Suncor Energy Inc. is responsible for the presentation and preparation of the accompanying consolidated financial statements of Suncor Energy Inc. and all related financial information contained in the Annual Report, including Management's Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and Canadian generally accepted accounting principles as contained within Part 1 of the Institute of Chartered Accountants Handbook. They include certain amounts that are based on estimates and judgments.

In management's opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies adopted by management. If alternate accounting methods exist, management has chosen those policies it deems the most appropriate in the circumstances. In discharging its responsibilities for the integrity and reliability of the financial statements, management maintains and relies upon a system of internal controls designed to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition, and liabilities are recognized. These controls include quality standards in hiring and training of employees, formalized policies and procedures, a corporate code of conduct and associated compliance program designed to establish and monitor conflicts of interest, the integrity of accounting records and financial information among others, and employee and management accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by the professional staff of an internal audit function who conduct periodic audits of the company's financial reporting.

The Audit Committee of the Board of Directors, currently composed of five independent directors, reviews the effectiveness of the company's financial reporting systems, management information systems, internal control systems and internal auditors. It recommends to the Board of Directors the external auditor to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. In addition, it reviews with management and the external auditor any significant financial reporting issues, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material for financial reporting purposes. The Audit Committee appoints the independent reserves consultants. The Audit Committee meets at least quarterly to review and approve interim financial statements prior to their release, as well as annually to review Suncor's annual financial statements and Management's Discussion and Analysis, Annual Information Form/Form 40-F, and annual reserves and resources estimates, and recommend their approval to the Board of Directors. The internal auditors and the external auditor, PricewaterhouseCoopers LLP, have unrestricted access to the company, the Audit Committee and the Board of Directors.

Steve W. Williams	Bart W. Demosky
President and Chief Executive Officer	Chief Financial Officer

February 26, 2013

SUNCOR ENERGY INC. 2012 ANNUAL REPORT 83

The following report is provided by management in respect of the company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934):

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

1.
Management is responsible for establishing and maintaining adequate internal control over the company's financial reporting.

2.
Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework in Internal Control – Integrated Framework to evaluate the effectiveness of the company's internal control over financial reporting.

3.
Management has assessed the effectiveness of the company's internal control over financial reporting as at December 31, 2012, and has concluded that such internal control over financial reporting was effective as of that date. Additionally, based on this assessment, management determined that there were no material weaknesses in internal control over financial reporting as at December 31, 2012. Because of inherent limitations, systems of internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

4.
The effectiveness of the company's internal control over financial reporting as at December 31, 2012 has been audited by PricewaterhouseCoopers LLP, independent auditor, as stated in their report which appears herein.

Steve W. Williams	Bart W. Demosky
President and Chief Executive Officer	Chief Financial Officer

February 26, 2013

84 SUNCOR ENERGY INC. 2012 ANNUAL REPORT

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Suncor Energy Inc.

We have completed integrated audits of Suncor Energy Inc.'s 2012 and 2011 consolidated financial statements and its internal control over financial reporting as at December 31, 2012. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Suncor Energy Inc. ("the Company"), which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011 and the consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for the years ended December 31, 2012 and December 31, 2011, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2012 and December 31, 2011 and its financial performance and its cash flows for the years ended December 31, 2012 and December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited the Company's internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

SUNCOR ENERGY INC. 2012 ANNUAL REPORT 85

Management's responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting.

Auditor's responsibility

Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company's internal control over financial reporting.

Definition of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by COSO.

Chartered Accountants
Calgary, Alberta
February 26, 2013

86 SUNCOR ENERGY INC. 2012 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31 ($ millions)	2012	2011

Revenues and Other Income
Operating revenues, net of royalties (note 6)	38 208	38 339
Other income (note 7)	408	453

	38 616	38 792

Expenses
Purchases of crude oil and products	17 101	17 725
Operating, selling and general (notes 8 and 25)	8 948	8 424
Transportation	685	736
Depreciation, depletion, amortization and impairment (note 9)	6 450	3 952
Exploration	309	116
(Gain) loss on disposal of assets	(44)	136
Project start-up costs	60	163
Financing expenses (note 10)	66	471

	33 575	31 723

Earnings before Income Taxes	5 041	7 069

Income Taxes (note 11)
Current	1 515	1 121
Deferred	743	1 644

	2 258	2 765

Net Earnings	2 783	4 304

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	(16)	230
Foreign currency translation reclassified to net earnings	—	14
Cash flow hedges reclassified to net earnings	(1)	—
Actuarial loss on employee retirement benefit plans, net of income taxes of $63 (2011 – $117)	(177)	(339)

Other Comprehensive Income (Loss)	(194)	(95)

Total Comprehensive Income	2 589	4 209

Per Common Share (dollars) (note 12)
Net earnings – basic	1.80	2.74
Net earnings – diluted	1.79	2.67
Cash dividends	0.50	0.43

The accompanying notes are an integral part of the consolidated financial statements.

SUNCOR ENERGY INC. 2012 ANNUAL REPORT 87

CONSOLIDATED BALANCE SHEETS

($ millions)	December 31 2012	December 31 2011

Assets
Current assets
Cash and cash equivalents (note 13)	4 393	3 803
Accounts receivable	5 244	5 412
Inventories (note 15)	3 743	4 205
Income taxes receivable	799	704

Total current assets	14 179	14 124
Property, plant and equipment, net (note 16)	55 458	52 589
Exploration and evaluation (note 17)	3 284	4 554
Other assets (note 18)	320	311
Goodwill and other intangible assets (note 19)	3 128	3 139
Deferred income taxes (note 11)	80	60

Total assets	76 449	74 777

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt (note 20)	776	763
Current portion of long-term debt (note 20)	311	12
Accounts payable and accrued liabilities	6 469	7 755
Current portion of provisions (note 23)	856	811
Income taxes payable	1 170	969

Total current liabilities	9 582	10 310
Long-term debt (note 20)	9 938	10 004
Other long-term liabilities (note 21)	2 310	2 392
Provisions (note 23)	4 933	3 752
Deferred income taxes (note 11)	10 463	9 719
Shareholders' equity	39 223	38 600

Total liabilities and shareholders' equity	76 449	74 777

The accompanying notes are an integral part of the consolidated financial statements.

Approved on behalf of the Board of Directors:

Steve W. Williams	Michael W. O'Brien
Director	Director

February 26, 2013

88 SUNCOR ENERGY INC. 2012 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 ($ millions)	2012	2011

Operating Activities
Net earnings	2 783	4 304
Adjustments for:
Depreciation, depletion, amortization and impairment	6 450	3 952
Deferred income taxes	743	1 644
Accretion	182	157
Unrealized foreign exchange (gain) loss on U.S. dollar denominated long-term debt	(181)	183
Change in fair value of derivative contracts	10	(40)
(Gain) loss on disposal of assets	(44)	136
Share-based compensation	214	(102)
Exploration	145	28
Settlement of decommissioning and restoration liabilities	(433)	(496)
Other	(124)	(20)
(Increase) decrease in non-cash working capital (note 14)	(899)	242

Cash flow provided by operating activities	8 846	9 988

Investing Activities
Capital and exploration expenditures	(6 959)	(6 850)
Acquisitions	—	(842)
Proceeds from disposal of assets	68	3 074
Proceeds from risk mitigation instruments	300	—
Other investments	(3)	(6)
(Increase) decrease in non-cash working capital (note 14)	(51)	26

Cash flow used in investing activities	(6 645)	(4 598)

Financing Activities
Net change in short-term debt	13	(1 221)
Net change in long-term debt	414	(4)
Repayment of long-term debt	—	(500)
Issuance of common shares under share option plans	188	213
Purchase of common shares for cancellation, net of option premiums (note 24)	(1 451)	(500)
Dividends paid on common shares	(756)	(664)

Cash flow used in financing activities	(1 592)	(2 676)

Increase in Cash and Cash Equivalents	609	2 714
Effect of foreign exchange on cash and cash equivalents	(19)	12
Cash and cash equivalents at beginning of period	3 803	1 077

Cash and Cash Equivalents at End of Period	4 393	3 803

Supplementary Cash Flow Information
Interest paid	642	672
Income taxes paid	1 510	885

The accompanying notes are an integral part of the consolidated financial statements.

SUNCOR ENERGY INC. 2012 ANNUAL REPORT 89

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

($ millions)	Share Capital	Contributed Surplus	Foreign Currency Translation	Cash Flow Hedge	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2010	20 188	507	(451)	14	14 934	35 192	1 565 489

Net earnings	—	—	—	—	4 304	4 304	—
Foreign currency translation adjustment	—	—	244	—	—	244	—
Actuarial loss on employee retirement benefit plans	—	—	—	—	(339)	(339)	—

Total comprehensive income	—	—	244	—	3 965	4 209	—
Issued under share option plans	325	(57)	—	—	—	268	9 920
Issued under dividend reinvestment plan	12	—	—	—	(12)	—	355
Purchase of common shares for cancellation	(222)	—	—	—	(278)	(500)	(17 128)
Share-based compensation	—	94	—	—	—	94	—
Income tax benefit of stock option deduction in the U.S.	—	1	—	—	—	1	—
Dividends paid on common shares	—	—	—	—	(664)	(664)	—

At December 31, 2011	20 303	545	(207)	14	17 945	38 600	1 558 636

Net earnings	—	—	—	—	2 783	2 783	—
Foreign currency translation adjustment	—	—	(16)	—	—	(16)	—
Net change in cash flow hedges	—	—	—	(1)	—	(1)	—
Actuarial loss on employee retirement benefit plans	—	—	—	—	(177)	(177)	—

Total comprehensive income (loss)	—	—	(16)	(1)	2 606	2 589	—
Issued under share option plans	255	(49)	—	—	—	206	10 804
Issued under dividend reinvestment plan	15	—	—	—	(15)	—	479
Purchase of common shares for cancellation, net of option premiums (note 24)	(609)	—	—	—	(842)	(1 451)	(46 862)
Liability for share purchase commitment (note 24)	(19)	—	—	—	(29)	(48)	—
Share-based compensation	—	83	—	—	—	83	—
Dividends paid on common shares	—	—	—	—	(756)	(756)	—

At December 31, 2012	19 945	579	(223)	13	18 909	39 223	1 523 057

The accompanying notes are an integral part of the consolidated financial statements.

90 SUNCOR ENERGY INC. 2012 ANNUAL REPORT

SUNCOR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and jointly controlled entities.

The address of the company's registered office is 150 - 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a)   Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian generally accepted accounting principles (GAAP) as contained within Part 1 of the Canadian Institute of Chartered Accountants Handbook.

The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as at February 26, 2013, the date the Board of Directors approved the statements.

(b)   Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in note 3. The accounting policies described in note 3 have been applied consistently to all periods presented in these financial statements.

(c)    Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d)   Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in note 4.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Principles of Consolidation

The company consolidates its interest in entities it controls. Control comprises the power to govern an entity's financial and operating policies to obtain benefits from its activities, and is a matter of judgment. Suncor recognizes its share of assets, liabilities, income and expenses, on a line-by-line basis, of its jointly controlled entities and jointly controlled assets. Investments in entities over which the company has significant influence are accounted for using the equity method. All intercompany balances and transactions have been eliminated.

(b)   Foreign Currency Translation

Functional currencies of the company's individual entities represent the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the appropriate functional currency at foreign exchange rates that approximate those on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates at the balance sheet date. Foreign exchange differences arising on translation are recognized in earnings. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.

In preparing the company's consolidated financial statements, the financial statements of each entity are translated into Canadian dollars. The assets and liabilities of foreign operations are translated into Canadian dollars at exchange rates at the balance sheet date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign exchange rates that approximate those on the date of the underlying transaction. Foreign exchange differences are recognized in Other Comprehensive Income.

SUNCOR ENERGY INC. 2012 ANNUAL REPORT 91

If the company or any of its investments dispose of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the accumulated foreign currency translation gains or losses related to the foreign operation are recognized in net earnings.

(c)    Revenues

Revenue from the sale of crude oil, natural gas, natural gas liquids, purchased products and refined petroleum products is recorded when title passes to the customer and collection is reasonably assured. Revenue from properties in which the company has an interest with other producers is recognized on the basis of the company's net working interest. For operations not pursuant to production sharing contracts (PSCs), crude oil and natural gas sold below or above the company's working interest share of production results in production underlifts or overlifts. Underlifts are recorded as a receivable at market value with a corresponding increase to revenues, while overlifts are recorded as a payable at market value with a corresponding decrease to revenues. Revenue from oil and natural gas production is recorded net of royalty expense.

International operations conducted pursuant to PSCs are reflected in the consolidated financial statements based on the company's working interest. Under the PSCs, the company pays all exploration costs and a contractual share of costs to develop and operate the concessions. Each PSC establishes the exploration, development and operating costs the company is required to fund and establishes specific terms for the company to recover these costs (Cost Recovery Oil) and to share in the production profits (Profit Oil). Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Profit Oil is that portion of production remaining after deducting Cost Recovery Oil and is shared between the company and the respective government. Cost Recovery Oil and Profit Oil are reported as revenue when the sale of product to a third party occurs. Revenue also includes income taxes paid on our behalf by our government joint venture partners.

(d)   Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in banks, term deposits, certificates of deposit and all other highly liquid investments at the time of purchase.

(e)   Inventories

Inventories of crude oil and refined products, other than inventories held for trading purposes, are valued at the lower of cost, using the first-in, first-out method, and net realizable value. Costs include direct and indirect expenditures incurred in bringing an item or product to its existing condition and location. Materials and supplies are valued at the lower of average cost and net realizable value.

Inventories held for trading purposes in the company's energy supply and trading operations are carried at fair value less costs to sell, and any changes in fair value are recognized within Other Income.

(f)    Exploration and Evaluation Assets

The costs to acquire non-producing oil and gas properties or licences to explore, drill exploratory wells and the costs to evaluate the commercial potential of underlying resources, including related borrowing costs, are initially capitalized as Exploration and Evaluation assets. Certain exploration costs, including geological, geophysical, seismic, and sampling on oil sands properties, are charged to Exploration expense as incurred.

Exploration and evaluation assets are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. If an area or exploration well is no longer considered commercially viable, the related capitalized costs are charged to net earnings.

When management determines with reasonable certainty that an exploration and evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is transferred to Property, Plant and Equipment.

(g)   Property, Plant and Equipment

Property, Plant and Equipment are recorded at cost.

The costs to acquire developed or producing oil and gas properties and to develop oil and gas properties, including completing geological and geophysical surveys and drilling development wells, and the costs to construct and install dedicated infrastructure, such as wellhead equipment and supporting assets, mine development, offshore platforms and subsea structures, are capitalized as oil and gas properties within Property, Plant and Equipment.

92 SUNCOR ENERGY INC. 2012 ANNUAL REPORT

The costs to construct, install and commission, or acquire, oil and gas production equipment, including oil sands upgraders, extraction plants, mine equipment, in situ processing facilities, power generation, utility plants, and natural gas processing plants, and all renewable energy, refining, distribution, marketing assets and related decommissioning and restoration obligations, are capitalized as Property, Plant and Equipment. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will flow to the company, the expenditure is capitalized and the carrying amount of the replaced asset is derecognized.

Stripping activity required to access oil sands mining resources incurred in the initial development phase is capitalized as part of the investment in the construction cost of the mine. Stripping costs incurred in the production phase are charged to expense as they normally relate to production for the current period.

The costs of planned major inspection, overhaul and turnaround activities that maintain Property, Plant and Equipment and benefit future years of operations are capitalized. Recurring planned maintenance activities performed on shorter intervals are expensed as operating costs. Replacements outside of a major inspection, overhaul or turnaround are capitalized when it is probable that future economic benefits will flow to the company and the associated carrying amount of the replaced asset is derecognized.

Leases that transfer substantially all the benefits and risks of ownership to the company are recorded as finance lease assets within Property, Plant and Equipment. Costs for all other leases are recorded as operating expense as incurred.

Borrowing costs relating to assets that take a substantial period of time to construct are capitalized as part of the asset. Capitalization of borrowing costs ceases when the asset is in the location and condition necessary for its intended use, and is suspended when construction of an asset is ceased for extended periods.

(h)   Depreciation, Depletion and Amortization

Exploration and Evaluation assets are not subject to depreciation, depletion and amortization, with the exception of certain exploration assets. Once transferred to Property, Plant and Equipment and commercial production commences, these costs are depleted on a unit-of-production basis over proved developed reserves with the exception of property acquisition costs which are depleted over proved reserves.

Capital expenditures associated with significant development projects are not depleted until assets are substantially complete and ready for their intended use.

Costs to develop oil and gas properties, and costs of dedicated infrastructure, such as wellhead equipment, offshore platforms and subsea structures, are depleted on a unit-of-production basis over proved developed reserves. A portion of these costs may not be depleted if they relate to undeveloped reserves.

Major components of Property, Plant and Equipment are depreciated on a straight-line basis over their expected useful lives.

Natural gas processing plants and transportation assets	15 to 25 years
Oil sands upgraders, extraction plants and mine facilities	20 to 40 years
Oil sands mine equipment	5 to 15 years
Oil sands in situ processing facilities	30 years
Power generation and utility plants	30 to 40 years
Refineries, ethanol and lubricants plants	20 to 40 years
Marketing and other distribution assets	20 to 40 years

The costs of major inspection, overhaul and turnaround activities that are capitalized are depreciated on a straight-line basis over the period to the next scheduled activity, which varies from two to five years.

Depreciation, depletion and amortization rates are reviewed annually, or when events or conditions occur that impact capitalized costs, reserves or estimated service lives.

(i)    Goodwill and Other Intangible Assets

The company accounts for business combinations using the acquisition method. The excess of the purchase price over the fair value of the identifiable net assets represents goodwill, and is allocated to the cash-generating units (CGUs) or groups of CGUs expected to benefit from the business combination.

Other intangible assets include acquired customer lists and brand value.

Goodwill and brand value have indefinite useful lives and are not subject to amortization. Customer lists are amortized over their expected useful lives, which range from five to ten years. Expected useful lives of goodwill and other intangible assets are reviewed on an annual basis.

SUNCOR ENERGY INC. 2012 ANNUAL REPORT 93

(j)    Impairment of Assets

Non-Financial Assets

Property, Plant and Equipment and Exploration and Evaluation assets are tested for indicators of impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Exploration and Evaluation assets are also tested for impairment immediately prior to costs being transferred to Property, Plant and Equipment. Goodwill and intangible assets that have an indefinite useful life are tested at least annually for impairment.

If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated as the higher of the fair value less costs to sell and value-in-use. In determining fair value less costs to sell, recent market transactions are taken into account, if available. In the absence of such transactions, an appropriate valuation model is used. Value-in-use is assessed using the present value of the expected future cash flows of the relevant asset. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, the asset is tested as part of a CGU, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

An impairment loss is recognized in Depreciation, Depletion, Amortization and Impairment for the amount by which the carrying amount of the individual asset or CGU exceeds its recoverable amount.

Impairments are reversed for all CGUs and individual assets, other than goodwill, to the extent that events or circumstances give rise to changes in the estimate of recoverable amount since the period the impairment was recorded. Impairment reversals are recognized within Depreciation, Depletion, Amortization and Impairment.

Financial Assets

At each reporting date, the company assesses whether there is evidence that a financial asset is impaired. If a financial asset carried at amortized cost is impaired, the amount of the loss is measured as the difference between the amortized cost of the loan or receivable and its recoverable amount. The loss is recognized in Operating, Selling and General expense.

(k)   Assets Held For Sale

Assets and liabilities are classified as held for sale if their carrying amounts are expected to be recovered through a disposition rather than through continuing use. The assets or disposal groups are measured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as well as subsequent gains or losses on remeasurement are recognized in Depreciation, Depletion, Amortization and Impairment. However, when the assets or disposal groups are sold, the gains or losses on sale is recognized in (Gain) Loss on Disposal of Assets. Assets classified as held for sale are not depreciated, depleted or amortized.

(l)    Provisions

Provisions are recognized by the company when it has a legal or constructive obligation as a result of past events, it is probable that an outflow of economic resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are recognized for decommissioning and restoration obligations associated with the company's Exploration and Evaluation assets and Property, Plant and Equipment. Provisions for decommissioning and restoration obligations are measured at the present value of management's best estimate of the future cash flows required to settle the present obligation, using the credit-adjusted risk-free interest rate. The value of the obligation is added to the carrying amount of the associated asset and amortized over the useful life of the asset. The provision is accreted over time through charges to Financing Expenses with actual expenditures charged against the accumulated obligation. Changes in the future cash flow estimates resulting from revisions to the estimated timing or amount of undiscounted cash flows are recognized as a change in the decommissioning and restoration provision and related asset.

(m)  Income Taxes

The company follows the liability method of accounting for income taxes whereby deferred income taxes may be recorded for the effect of differences between the accounting and income tax basis of an asset or liability. Deferred income tax assets and liabilities are measured using enacted or substantively enacted income tax rates at the balance sheet date that are anticipated to apply to taxable income in the years in which temporary differences are anticipated to be recovered or settled. Changes to these balances are recognized in earnings or in Other Comprehensive Income in the period they occur. Investment tax credits are recorded as an offset to the related expenditures.

94 SUNCOR ENERGY INC. 2012 ANNUAL REPORT

(n)   Pensions and Other Post-Retirement Benefits

The company sponsors defined benefit pension plans, defined contribution pension plans and other post-retirement benefits.

Company contributions to the defined contribution pension plans are expensed as incurred. The cost of the defined benefit pension plans and other post-retirement benefits is actuarially determined using the projected unit credit method based on present pay levels and management's best estimates of demographic and financial assumptions. Costs, including the cost of pension benefits earned during the current year, the interest cost on pension obligations, and the expected return on pension plan assets, are recorded in Operating, Selling and General expense. Any actuarial gains or losses are recognized immediately through Other Comprehensive Income and transferred directly to Retained Earnings.

The liability recognized on the balance sheet is the present value of the defined benefit obligations less the fair value of plan assets.

(o)   Share-Based Compensation Plans

Under the company's share-based compensation plans, share-based awards are granted to executives, employees and non-employee directors. Compensation expense is recorded in Operating, Selling and General expense.

Stock options that give the holder the right to purchase common shares are accounted for as equity-settled plans. The expense is based on the fair value of the options at the time of grant using the Black-Scholes options pricing model and is recognized over the vesting periods of the respective options. A corresponding increase is recorded to Contributed Surplus. Consideration paid to the company on exercise of options is credited to Share Capital and the associated amount in Contributed Surplus is reclassified to Share Capital.

Share-based compensation awards that settle in cash or have the option to settle in cash or shares are accounted for as cash-settled plans. These are measured at fair value each reporting period using the Black-Scholes options pricing model, with the exception of performance share units, which are measured at fair value using the Monte-Carlo simulation approach. The expense is recognized over the vesting period, with a corresponding adjustment to liabilities. When awards are surrendered for cash, the cash settlement paid reduces the outstanding liability. When awards are exercised for common shares, consideration paid by the holder and the previously recognized liability associated with the options are recorded to Share Capital.

(p)   Financial Instruments

All financial instruments are initially recognized at fair value on the Balance Sheet, net of any transaction costs (except for financial instruments classified as fair value through profit and loss, where transaction costs are expensed as incurred). Subsequent measurement of financial instruments is based on their classification:

Fair Value through Profit and Loss

Financial assets and liabilities that are held for trading or that are designated as fair value through profit and loss upon initial recognition. Changes in their fair value are recognized in earnings.

Loans and Receivables

Non-derivative financial assets, with fixed or determinable payments and are not quoted in an active market, are measured at amortized cost using the effective interest method.

Held-to-Maturity

Non-derivative financial assets that the company has the intent and ability to hold until maturity are measured at amortized cost using the effective interest method.

Other Financial Liabilities

Financial liabilities not classified as fair value through profit and loss are measured at amortized cost using the effective interest method.

Available for Sale

All other non-derivative financial assets are classified as available for sale, with changes in fair value recognized in Other Comprehensive Income.

SUNCOR ENERGY INC. 2012 ANNUAL REPORT 95

The company classifies its derivative financial instruments (except those designated as effective hedging instruments) as fair value through profit and loss, its cash and cash equivalents and accounts receivable as loans and receivables, its financial instrument included in other assets as available for sale, and its accounts payable and accrued liabilities, debt, and other long-term liabilities as other financial liabilities.

The company uses derivative financial instruments, such as physical and financial contracts, either to manage certain exposures to fluctuations in interest rates, commodity prices and foreign exchange rates, as part of its overall risk management program, or to earn trading revenues. Earnings impacts from derivatives used to manage a particular risk are reported as part of Other Income in the related operating segment. Gains or losses from trading activities are reported in Other Income as part of Corporate, Energy Trading and Eliminations.

Certain physical commodity contracts are deemed to be derivative financial instruments for accounting purposes. Physical commodity contracts entered into for the purpose of receipt or delivery in accordance with the company's expected purchase, sale or usage requirements are not considered to be derivative financial instruments.

Derivatives embedded in other financial instruments or other host contracts are recorded as separate derivatives when their risks and characteristics are not closely related to those of the host contract.

(q)   Hedging Activities

The company may apply hedge accounting to arrangements that qualify for designated hedge accounting treatment. Documentation is prepared at the inception of a hedge relationship in order to qualify for hedge accounting. Designated hedges are assessed at each reporting date to determine if the relationship between the derivative and the underlying hedged exposure is still effective and to quantify any ineffectiveness in the relationship.

If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and in the fair value of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value of the derivative are initially recorded in Other Comprehensive Income and are recognized in earnings when the hedged item is realized. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings immediately. Changes in the fair value of a derivative designated in a fair value or cash flow hedge are recognized in the same line item as the underlying hedged item.

(r)    Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects. When the company repurchases its own common shares, share capital is reduced by the average carrying value of the shares purchased. The excess of the purchase price over the average carrying value is recognized as a deduction from Retained Earnings. Shares are cancelled upon purchase.

(s)    Dividend Distributions

Dividends on common shares are recognized in the period in which the dividends are declared by the company's Board of Directors.

(t)    Earnings per Share

Basic earnings per share is calculated by dividing the net earnings for the period by the weighted-average number of common shares outstanding during the period.

Diluted earnings per share is calculated by adjusting the weighted-average number of common shares outstanding for dilutive common shares related to the company's share-based compensation plans. The number of shares included is computed using the treasury stock method. Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period.

4. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, losses, and disclosures of contingencies. These estimates and

96 SUNCOR ENERGY INC. 2012 ANNUAL REPORT

judgments are subject to change based on experience and new information. The financial statement areas that require significant estimates and judgments are as follows:

Oil and Gas Reserves and Resources

Measurements of depletion, depreciation, impairment and decommissioning and restoration obligations are determined in part based on the company's estimate of oil and gas reserves and resources. The estimation of reserves and resources is an inherently complex process and involves the exercise of professional judgment. All reserves and certain resources have been evaluated at December 31, 2012 by independent qualified reserves evaluators in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. The reserves and resources estimates are based on the definitions and guidelines contained in the Canadian Oil and Gas Evaluation Handbook.

Oil and gas reserves and resources estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2012, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions can materially impact the estimation of net reserves.

Oil and Gas Activities

The company is required to apply judgment when designating the nature of oil and gas activities as exploration, evaluation, development or production, and when determining whether the initial costs of these activities are capitalized.

Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. Level of drilling success, or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures, are important judgments when making this determination.

Development Costs

Management uses judgment to determine when exploration and evaluation assets are reclassified to Property, Plant and Equipment. This decision considers several factors, including the existence of reserves, appropriate approvals from regulatory bodies and the company's internal project approval processes.

Determination of Cash Generating Units

A CGU is defined as the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures, and the way in which management monitors the operations.

Asset Impairment and Reversals

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs to sell or value-in-use calculations. The key estimates the company applies in determining the recoverable amount normally include estimated future commodity prices, expected production volumes, future operating and development costs, discount rates, tax rates, and refining margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value.

Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment. Management applies judgment in assessing the existence and extent as well as the expected method of reclamation of the company's decommissioning and restoration obligations at the end of each reporting period.

SUNCOR ENERGY INC. 2012 ANNUAL REPORT 97

Management also uses judgment to determine whether the nature of the activities performed are related to decommissioning and restoration activities or normal operating activities.

In addition, these provisions are based on estimated costs, which take into account the anticipated method and extent of restoration, technological advances and the possible future use of the site. Actual costs are uncertain and estimates can vary as a result of changes to relevant laws and regulations, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserve life. Changes to estimates related to future expected costs, discount rates and timing may have a material impact on the amounts presented.

Employee Future Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

Other Provisions

The determination of other provisions, including, but not limited to, provisions for royalty disputes, onerous contracts, litigation and constructive obligations, is a complex process that involves judgments about the outcomes of future events, the interpretation of laws and regulations, and estimates on timing and amount of expected future cash flows and discount rates.

Income Taxes

Management annually evaluates tax positions taken which could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax authorities is considered more likely than not. The company believes that adequate provisions have been made for all income tax obligations, although the results of audits and reassessments and changes in the interpretations of standards may result in a material increase or decrease in the company's assets, liabilities and net earnings.

Deferred Income Taxes

Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of existing tax laws in each jurisdiction differ significantly from the company's estimate, the ability of the company to realize the deferred tax assets could be impacted.

Deferred tax liabilities are recognized when there are taxable temporary differences that will reverse and result in a future outflow of funds to a taxation authority. The company records a provision for the amount that is expected to be settled, which requires the application of judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the company's judgment of the likelihood of a future outflow and estimates of the expected settlement amount, and the tax laws in the jurisdictions in which the company operates.

Control and Significant Influence

Control is defined as the power to govern the financial and operating decisions of an entity so as to obtain benefits from its activities and significant influence is defined as the power to participate in the financial and operating decisions of the investee. The assessment of whether the company has control, joint control, or significant influence over another entity requires judgment of the impact it has over the financial and operating decisions of the entity and the extent of the benefits it obtains.

Fair Value of Financial Instruments

The fair value of financial instruments is determined whenever possible based on observable market data. If not available, the company uses third-party models and valuation methodologies that utilize observable market data including forward commodity prices, foreign exchange rates and interest rates to estimate the fair value of financial instruments, including derivatives. In addition to market information, the company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

98 SUNCOR ENERGY INC. 2012 ANNUAL REPORT

5. RECENTLY ANNOUNCED ACCOUNTING PRONOUNCEMENTS

Scope of a Reporting Entity

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in Other Entities, and amendments to IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures.

IFRS 10 creates a single consolidation model by revising the definition of control in order to apply the same control criteria to all types of entities, including joint arrangements, associates and structured entities. IFRS 11 establishes a principle-based approach to the accounting for joint arrangements by focusing on the rights and obligations of the arrangement and limits the application of proportionate consolidation accounting to arrangements that meet the definition of a joint operation. Arrangements that meet the definition of a joint venture are required to apply the equity method of accounting. IFRS 12 is a comprehensive disclosure standard for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IAS 27 has been amended to conform to the changes made in IFRS 10 but retains the guidance on separate financial statements. IAS 28 has also been amended to conform to the changes made in IFRS 10 and 11.

Retrospective application of these standards with relief for certain transactions is effective for fiscal years beginning on or after January 1, 2013, with earlier application permitted if all five standards are collectively adopted. The company has identified two existing joint arrangements in the Refining and Marketing segment that will be required to change from proportionate consolidation to equity accounting as a result of IFRS 11. This change will not have a material impact to the consolidated financial statements, but will result in the netting of revenues and expenses (2012 – approximately $100 million and $90 million, respectively) for these entities into Other Income. In addition, the company's net investment in these entities will be presented in Other Assets.

Financial Instruments: Recognition and Measurement

In November 2009, as part of the IASB project to replace International Accounting Standard (IAS) 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9 Financial Instruments. It contained requirements for the classification and measurement of financial assets, and was updated in October 2010 to incorporate financial liabilities. The standard is applicable for annual periods starting on or after January 1, 2015. The full impact of this standard will not be known until the phases addressing hedging and impairments have been completed.

Fair Value Measurements

In May 2011, the IASB issued IFRS 13 Fair Value Measurement, which establishes a single source of guidance for most fair value measurements, clarifies the definition of fair value, and enhances the disclosures on fair value measurement. Prospective application of this standard is effective for fiscal years beginning on or after January 1, 2013, with early application permitted. The company does not expect any changes to its fair value measurements; however, expanded disclosures on fair value measurements are required.

Offsetting Financial Assets and Financial Liabilities

In December 2011, the IASB issued amendments to IFRS 7 Financial Instruments: Disclosures and IAS 32 Financial Instruments: Presentation to clarify the current offsetting model and develop common disclosure requirements to enhance the understanding of the potential effects of offsetting arrangements. Retrospective application of amendments to IFRS 7 are effective for annual and interim periods starting on or after January 1, 2013 with earlier application permitted. Retrospective application of amendments to IAS 32 are effective for annual periods starting on or after January 1, 2014 with earlier application permitted. The adoption of these amended standards is not expected to have a material impact on the company's financial statements; however, expanded disclosures on financial instruments that are offset in the Consolidated Balance Sheets will be required.

Presentation of Items of Other Comprehensive Income

In June 2011, the IASB issued amendments to IAS 1 Presentation of Items of Other Comprehensive Income to group items presented within Other Comprehensive Income based on whether they may be subsequently reclassified to net earnings. The amendment is required to be retrospectively adopted for periods beginning on or after July 1, 2012. The company does not expect a significant change to its presentation of items of Other Comprehensive Income.

SUNCOR ENERGY INC. 2012 ANNUAL REPORT 99

Employee Benefits

In June 2011, the IASB issued amendments to IAS 19 Employee Benefits, which revises the recognition, presentation and disclosure requirements for defined benefit plans. The revised standard requires immediate recognition of actuarial gains and losses in Other Comprehensive Income thereby eliminating the previous options that were available, changes the calculation and presentation of the interest cost component of annual pension expense and enhances the disclosure requirements for defined benefit plans. Retrospective application of this standard is effective for fiscal years beginning on or after January 1, 2013, with early application permitted. The company anticipates a net incremental increase to expenses of approximately $50 million for 2012 as a result of these amendments.

Production Stripping Costs

In October 2011, the IASB issued International Financial Reporting Interpretation Committee (IFRIC) 20 Stripping Costs in the Production Phase of a Surface Mine. This interpretation requires the capitalization and depreciation of stripping costs in the production phase if an entity can demonstrate that it is probable that future economic benefits will be realized, the costs can be reliably measured and the entity can identify the component of the ore body for which access has been improved. Retrospective application of this interpretation is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The company does not anticipate significant impacts as a result of this interpretation as the company generally performs stripping activities that provide access to ore to be mined in the current period.

6. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services. The following summary describes the operations in each of the segments:

  •
  Oil Sands includes the company's operations in northeast Alberta to develop and produce synthetic crude oil and related products, through the recovery and upgrading of bitumen from mining and in situ operations. This segment also includes the company's joint interest in Joslyn North (35.75%) and Fort Hills (40.8%) mining projects and the Voyageur upgrader (51%) project as well as its 12% ownership interest in the Syncrude oil sands mining and upgrading joint venture, located near Fort McMurray, Alberta.

  •
  Exploration and Production includes exploration and production of natural gas, crude oil and natural gas liquids in Western Canada, offshore activity in East Coast Canada, with interests in the Hibernia, Terra Nova, White Rose and Hebron oilfields, and the exploration and production of crude oil and natural gas in the United Kingdom (U.K.), Norway, Libya and Syria.

  •
  Refining and Marketing includes the refining of crude oil products, and the distribution and marketing of these and other purchased products through retail stations located in Canada and the United States (U.S.), as well as a lubricants plant located in Eastern Canada.

The company also reports activities not directly attributable to an operating segment under Corporate, Energy Trading and Eliminations. This includes investments in renewable energy projects.

Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment balances are eliminated on consolidation. Intersegment profit will not be eliminated until the related product has been sold to third parties.

The company had no customer that individually represents 10% or more of the consolidated revenues for the year ended December 31, 2012 (2011 – one customer).

100 SUNCOR ENERGY INC. 2012 ANNUAL REPORT

	Oil Sands (1)		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
For the years ended December 31 ($ millions)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Revenues and Other Income
Gross revenues	8 378	8 583	5 947	6 293	26 109	25 657	89	77	40 523	40 610
Intersegment revenues	3 124	3 420	529	491	212	56	(3 865)	(3 967)	—	—
Less: Royalties	(684)	(799)	(1 631)	(1 472)	—	—	—	—	(2 315)	(2 271)

Operating revenues, net of royalties	10 818	11 204	4 845	5 312	26 321	25 713	(3 776)	(3 890)	38 208	38 339
Other income	20	31	71	(3)	27	58	290	367	408	453

	10 838	11 235	4 916	5 309	26 348	25 771	(3 486)	(3 523)	38 616	38 792

Expenses
Purchases of crude oil and products	211	383	444	585	20 395	20 547	(3 949)	(3 790)	17 101	17 725
Operating, selling and general	5 375	5 169	795	850	2 286	2 182	492	223	8 948	8 424
Transportation	337	399	182	116	204	219	(38)	2	685	736
Depreciation, depletion, amortization and impairment	3 964	1 374	1 857	2 035	468	444	161	99	6 450	3 952
Exploration	71	56	238	60	—	—	—	—	309	116
(Gain) loss on disposal of assets	(29)	122	(1)	31	(13)	(16)	(1)	(1)	(44)	136
Project start-up costs	57	163	—	—	3	—	—	—	60	163
Financing expenses	127	74	81	65	5	13	(147)	319	66	471

	10 113	7 740	3 596	3 742	23 348	23 389	(3 482)	(3 148)	33 575	31 723

Earnings (Loss) Before Income Taxes	725	3 495	1 320	1 567	3 000	2 382	(4)	(375)	5 041	7 069
Income taxes
Current	1	(3)	1 154	907	342	162	18	55	1 515	1 121
Deferred	266	895	28	354	529	494	(80)	(99)	743	1 644

	267	892	1 182	1 261	871	656	(62)	(44)	2 258	2 765

Net Earnings (Loss)	458	2 603	138	306	2 129	1 726	58	(331)	2 783	4 304

Capital and Exploration Expenditures	4 957	5 100	1 261	874	646	633	95	243	6 959	6 850

(1)
During the first quarter of 2012, the company completed a review of the presentation of purchase and sale transactions in its Oil Sands segment. It was determined that certain transactions previously recorded on a gross basis are more appropriately reflected through net presentation as the substance of the arrangement is an exchange of similar crude inventory rather than a sale that generates revenue.

Prior period comparative figures have been reclassified for comparability with the current period presentation. The impact is as follows:

($ millions, decrease)	2011

Gross revenues	998
Purchase of crude oil and products	998

Net earnings	—

Geographical Information Operating Revenues, net of Royalties ($ millions)	2012	2011

Canada	30 175	30 878
Foreign	8 033	7 461

	38 208	38 339

Non-Current Assets (2) ($ millions)	Dec 31 2012	Dec 31 2011

Canada	55 766	53 794
Foreign	6 424	6 799

	62 190	60 593

(2)
Excludes deferred income tax assets.

SUNCOR ENERGY INC. 2012 ANNUAL REPORT 101

7. OTHER INCOME

Other Income consists of the following:

($ millions)	2012	2011

Energy trading activities
Change in fair value of contracts	246	301
Unrealized losses on inventory valuation	(13)	(19)
Risk management activities	1	(22)
Investment and interest income	80	141
Renewable energy grants	59	64
Other	35	(12)

	408	453

8. OPERATING, SELLING AND GENERAL

Operating, Selling and General expense consists of the following:

($ millions)	2012	2011

Contract services	4 069	4 107
Employee benefit costs (1)	2 697	2 062
Materials	725	882
Energy	613	712
Equipment rentals and leases	330	363
Travel, marketing and other	514	298

	8 948	8 424

(1)
The company incurred $3.2 billion of employee benefit costs for the year ended December 31, 2012 (2011 – $2.5 billion), of which $2.7 billion (2011 – $2.1 billion) was recorded as employee benefits in Operating, Selling and General expense. Employee benefits expense includes salaries, benefits and share-based compensation.

9. ASSET IMPAIRMENT

Oil Sands

During the fourth quarter of 2012, the company recognized after-tax impairment charges of $1.487 billion related to the Voyageur upgrader project in its Oil Sands business. As a result of the challenging economic outlook for the Voyageur upgrader project, an impairment test was performed at December 31, 2012, using a fair value less cost to sell methodology. The company used an expected future cash flow approach, with a risk-adjusted discount rate of 10% to perform the calculation. As at December 31, 2012, the company's carrying value for assets relating to the Voyageur upgrader project was approximately $345 million.

The impairment charges were recorded as part of Depreciation, Depletion, Amortization and Impairment expense.

Syria

In December 2011, the company declared force majeure under its contractual obligations, suspended its operations and ceased recording production due to political unrest and international sanctions affecting that country. An impairment test was performed at that time, which determined that the assets were not impaired.

As there had been no resolution of the political situation at the end of the second quarter of 2012, another impairment test was performed on the company's Syrian assets. As a result, the company recognized after-tax impairment charges and write-downs of $694 million. The impairment losses were recorded as part of Depreciation, Depletion, Amortization and Impairment expense and charged against Property, Plant and Equipment ($604 million) and other current assets ($23 million). The company also wrote off the remainder of its Syrian receivables ($67 million). A write-down of receivables of $64 million was previously recorded at December 31, 2011.

During the fourth quarter of 2012, the company received $300 million of risk mitigation proceeds related to its Syrian operations. The proceeds are subject to a provisional repayment should the company resume operations in Syria and therefore, have been recorded as a non-current provision at December 31, 2012.

After receipt of the risk mitigation proceeds, an impairment test was performed at December 31, 2012, using a value-in-use methodology. The company used an expected cash flow approach based on 2011 year-end reserves data updated for the

102 SUNCOR ENERGY INC. 2012 ANNUAL REPORT

company's best estimate of price realizations and remaining reserves, with three scenarios representing i) resumption of operations in one year, ii) resumption of operations in five years, and iii) total loss. The two scenarios where the company resumes operations incorporated repayment of the risk mitigation proceeds in accordance with the terms of the agreement. These scenarios were equally weighted based on the company's best estimates, and present valued using a risk-adjusted discount rate of 19%. Based on this assessment, the company recognized an impairment reversal of $177 million related to Syrian assets in its Exploration and Production business.

The impairment reversal of $177 million was recorded in the fourth quarter of 2012 as part of Depreciation, Depletion, Amortization and Impairment expense. A 2% change in discount rates and a 5% change in pricing assumptions would each have an impact on after-tax earnings of approximately $20 million.

The resulting carrying value of the company's Property, Plant, and Equipment in Syria, net of the risk mitigation provision, at December 31, 2012 was approximately $130 million.

Libya

In the second quarter of 2011, the company recognized after-tax impairment charges of $514 million related to Libyan assets in its Exploration and Production business. At that time, production had been shut in due to political violence in Libya. The impairment losses were recorded as part of Depreciation, Depletion, Amortization and Impairment expense, and charged against Property, Plant and Equipment ($259 million), Exploration and Evaluation assets ($211 million), and Inventories ($44 million).

During the fourth quarter of 2011, the company reversed $11 million of the impairment charge that related to crude oil inventories. The reversal was the result of lifting certain political sanctions, and the joint venture partner confirming the existence of previously written off crude oil.

Production payments resumed in January 2012 with production in all major fields restarted in the first quarter of 2012. As a result, a valuation assessment was performed. The company used an expected cash flow approach based on 2012 year-end reserves data with a risk-adjusted discount rate of 17% to reflect uncertainty related to continued political unrest in the region, current production levels and the timing and success of future exploration drilling commitments. No reversal of impairment was recorded at December 31, 2012. A 2% change in discount rates would impact after-tax earnings by approximately $90 million while a 5% change in pricing assumptions would impact after-tax earnings by approximately $70 million.

The carrying value of Suncor's net assets in Libya as at December 31, 2012, net of asset impairment and write-offs, was approximately $650 million.

Other

During the fourth quarter of 2012, the company recognized an after-tax impairment charge of $65 million related primarily to certain East Coast Canada exploration and evaluation assets as well as natural gas Arctic land leases in the Exploration and Production business as a result of future development uncertainty. In addition, the company also recognized an after-tax impairment charge of $63 million related to CGUs in the Exploration and Production business due to a decline in price forecasts. The recoverable amount was determined using a fair value less cost to sell methodology, with the expected cash flow approach based on 2012 year-end reserves data and a risk-adjusted discount rate of 10%. A 2% increase in discount rates would decrease after-tax earnings by approximately $90 million while a 5% decrease in pricing assumptions would decrease after-tax earnings by approximately $30 million.

During the fourth quarter of 2011, the company recognized a charge of $100 million to reflect the write-down of certain natural gas CGUs in the Exploration and Production business to reflect the recoverable amount based on discounted cash flows.

The impairment charges were recorded as part of Depreciation, Depletion, Amortization and Impairment expense.

SUNCOR ENERGY INC. 2012 ANNUAL REPORT 103

10. FINANCING EXPENSES

($ millions)	2012	2011

Interest on debt	643	661
Capitalized interest at 6.0% (2011 – 6.0%)	(587)	(559)

Interest expense	56	102
Accretion	182	157
Foreign exchange (gain) loss on U.S. dollar denominated long-term debt	(181)	183
Foreign exchange and other	9	29

	66	471

11. INCOME TAXES

Income Tax Expense

($ millions)	2012	2011

Current:
Current year	1 483	1 103
Adjustments for prior years	32	18
Deferred:
Origination and reversal of temporary differences	687	1 258
Adjustments for prior years	(32)	(56)
Changes in tax rates and legislation	88	442

	2 258	2 765

There was no income tax recognized directly in equity during 2011 and 2012.

Reconciliation of Effective Tax Rate

The provision for income taxes reflects an effective tax rate that differs from the statutory tax rate. A reconciliation of the difference is as follows:

($ millions)	2012	2011

Earnings before income tax	5 041	7 069
Canadian statutory tax rate	25.67%	27.19%
Statutory tax	1 294	1 922
Add (deduct) the tax effect of:
Non-taxable component of capital gains and losses	(22)	(33)
Share-based compensation and other permanent items	15	34
Assessments and adjustments	—	(38)
Impact of income tax rate and legislative changes (1)	88	442
Canadian tax rate differential	1	(116)
Foreign tax rate differential	763	383
Non-taxable impairment charge	127	142
Other	(8)	29

	2 258	2 765

(1)
In the second quarter of 2012, the Ontario government substantively enacted legislation to freeze the general corporate income tax rate at 11.5% instead of the planned reduction to 10%. Accordingly, the company recognized an increase in deferred tax expense of $88 million related to the revaluation of deferred income tax balances.

In the first quarter of 2011, the U.K. government substantively enacted a 12% increase in the supplementary charge on U.K. oil and gas profits. Accordingly, the company recognized an increase in deferred tax expense of $442 million related to the revaluation of deferred income tax balances.

104 SUNCOR ENERGY INC. 2012 ANNUAL REPORT

Deferred Income Tax Balances

Deferred income tax expense and net liabilities in the company's financial statements were comprised of the following:

	Consolidated Statements of Comprehensive Income		Consolidated Balance Sheets (1)

($ millions)	2012	2011	Dec 31 2012	Dec 31 2011

Property, plant and equipment	1 266	967	11 991	10 725
Decommissioning and restoration provision	(625)	205	(1 132)	(507)
Employee retirement benefit plans	(55)	73	(636)	(518)
Tax loss carry-forwards	391	(213)	(167)	(558)
Partnership deferral reserve	(189)	594	405	594
Other	(45)	18	(78)	(77)

	743	1 644	10 383	9 659

(1)
The deferred income tax liability of $10.463 billion at December 31, 2012 (December 31, 2011 – $9.719 billion) includes $10.322 billion (December 31, 2011 – $9.713 billion) that will be settled beyond the next twelve months.

The deferred income tax asset of $80 million at December 31, 2012 (December 31, 2011 – $60 million) includes $71 million (December 31, 2011 – $47 million) that will be recovered beyond the next twelve months.

Change in Deferred Income Tax Balances

($ millions)	2012	2011

Beginning of year	9 659	7 842
Recognized in deferred income tax expense	743	1 644
Recognized in other comprehensive income	(63)	(117)
Foreign exchange and other	44	290

End of year	10 383	9 659

No deferred tax liability has been recognized at December 31, 2012 on temporary differences of approximately $10 billion (2011 – $9 billion) associated with earnings retained in our investments in foreign subsidiaries, as the company is able to control the timing of the reversal of these differences. Based on current plans, repatriation of funds in excess of foreign reinvestment will not result in material additional income tax expense. Deferred distribution taxes associated with international business operations have not been recorded.

In January 2013, the company received a proposal letter from the Canada Revenue Agency (CRA) relating to the income tax treatment of the realized losses in 2007 on the settlement of the Buzzard derivative contracts. The company strongly disagrees with the CRA's position and will respond to the proposal letter; however, the CRA may proceed to issue a notice of reassessment (NOR) to increase the amount payable by approximately $1.2 billion. The company firmly believes that it will be able to successfully defend its original filing position so that ultimately no increased income tax payable will result from the CRA's actions. However, notwithstanding the filing of an objection to dispute this matter, the company would be required to make a minimum payment of approximately 50% of the amount payable under the NOR, currently estimated to be $600 million, which would remain on account until the dispute is resolved.

SUNCOR ENERGY INC. 2012 ANNUAL REPORT 105

12. EARNINGS PER COMMON SHARE

($ millions)	2012	2011

Net earnings	2 783	4 304
Dilutive impact of accounting for awards as equity-settled (1)	(7)	(86)

Net earnings – diluted	2 776	4 218

(millions of common shares)
Weighted-average number of common shares	1 545	1 571
Dilutive securities:
Effect of share options	4	11

Weighted-average number of diluted common shares	1 549	1 582

(dollars per common share)
Basic earnings per share	1.80	2.74
Diluted earnings per share	1.79	2.67

(1)
Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share calculation if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have a dilutive impact for the years ended December 31, 2012 and 2011.

13. CASH AND CASH EQUIVALENTS

($ millions)	Dec 31 2012	Dec 31 2011

Cash	636	832
Cash equivalents	3 757	2 971

	4 393	3 803

14. SUPPLEMENTAL CASH FLOW INFORMATION

The (increase) decrease in non-cash working capital is comprised of:

($ millions)	2012	2011

Accounts receivable	186	(263)
Inventories	451	(1 064)
Accounts payable and accrued liabilities	(1 738)	1 322
Provisions	45	203
Income taxes payable/receivable	106	70

	(950)	268

Relating to:
Operating activities	(899)	242
Investing activities	(51)	26

15. INVENTORIES

($ millions)	Dec 31 2012	Dec 31 2011

Crude oil	1 091	1 321
Refined products	1 569	1 741
Materials, supplies and merchandise	597	592
Energy trading commodity inventories	486	551

	3 743	4 205

During 2012, product inventories of $17.7 billion (2011 – $18.7 billion) were expensed. There was a write-down of inventories of $45 million in 2012 (2011 – $33 million).

106 SUNCOR ENERGY INC. 2012 ANNUAL REPORT

16. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Oil and Gas Properties	Plant and Equipment	Total

Cost
At December 31, 2010	16 981	42 717	59 698
Additions	1 358	4 952	6 310
Transfers from exploration and evaluation	237	—	237
Acquisitions (note 31)	—	126	126
Changes in decommissioning and restoration	1 862	15	1 877
Disposals	(405)	(2 717)	(3 122)
Foreign exchange adjustments	256	50	306

At December 31, 2011	20 289	45 143	65 432
Additions	1 739	4 955	6 694
Transfers from exploration and evaluation	1 598	—	1 598
Changes in decommissioning and restoration	899	92	991
Disposals	(49)	(185)	(234)
Foreign exchange adjustments	(22)	(55)	(77)

At December 31, 2012	24 454	49 950	74 404

Accumulated provision
At December 31, 2010	(3 028)	(6 712)	(9 740)
Depreciation and depletion	(1 622)	(1 770)	(3 392)
Impairment (note 9)	(359)	—	(359)
Disposals	316	356	672
Foreign exchange adjustments	(13)	(11)	(24)

At December 31, 2011	(4 706)	(8 137)	(12 843)
Depreciation and depletion	(1 634)	(2 060)	(3 694)
Impairment (note 9)	(204)	(2 484)	(2 688)
Impairment reversal (note 9)	34	143	177
Disposals	42	57	99
Foreign exchange adjustments	(25)	28	3

At December 31, 2012	(6 493)	(12 453)	(18 946)

Net property, plant and equipment
December 31, 2011	15 583	37 006	52 589
December 31, 2012	17 961	37 497	55 458

	Dec 31, 2012			Dec 31, 2011
($ millions)	Cost	Accumulated provision	Net book value	Cost	Accumulated provision	Net book value

Oil Sands	47 337	(10 440)	36 897	41 679	(6 548)	35 131
Exploration and Production	16 335	(5 691)	10 644	13 757	(4 018)	9 739
Refining and Marketing	9 498	(2 367)	7 131	8 834	(1 953)	6 881
Corporate, Energy Trading and Eliminations	1 234	(448)	786	1 162	(324)	838

	74 404	(18 946)	55 458	65 432	(12 843)	52 589

At December 31, 2012, the balance of assets under construction, and not subject to depreciation or depletion, was $12.2 billion (December 31, 2011 – $16.2 billion).

At December 31, 2012, Property, Plant and Equipment included finance leases with a net book value of $831 million (December 31, 2011 – $425 million).

SUNCOR ENERGY INC. 2012 ANNUAL REPORT 107

17. EXPLORATION AND EVALUATION ASSETS

($ millions)	2012	2011

Beginning of year	4 554	3 961
Acquisitions	—	716
Additions	478	657
Transfers to oil and gas assets	(1 598)	(237)
Dry hole expenses	(145)	(21)
Disposals	—	(263)
Impairment (note 9)	(88)	(211)
Amortization	(24)	(44)
Foreign exchange adjustments	107	(4)

End of year	3 284	4 554

18. OTHER ASSETS

($ millions)	Dec 31 2012	Dec 31 2011

Investments	247	228
Other	73	83

	320	311

19. GOODWILL AND OTHER INTANGIBLE ASSETS

	Oil Sands	Refining and Marketing
($ millions)	Goodwill	Goodwill	Brand name	Customer lists	Total

At December 31, 2010	3 019	182	166	55	3 422
Derecognition of goodwill (note 31)	(267)	(8)	—	—	(275)
Additions	—	—	—	3	3
Amortization	—	—	—	(11)	(11)

At December 31, 2011	2 752	174	166	47	3 139
Derecognition of goodwill	—	(2)	—	—	(2)
Additions	—	—	—	5	5
Amortization	—	—	—	(14)	(14)

At December 31, 2012	2 752	172	166	38	3 128

The company performed its most recent goodwill impairment test at July 31, 2012. Recoverable amounts for the Oil Sands CGUs were based on fair value less costs to sell calculated using the present value of the CGUs' expected future cash flows. The primary sources of cash flow information are derived from business plans approved by executives of the company, which were developed based on macroeconomic factors such as forward price curves for benchmark commodities, inflation rates and industry supply-demand fundamentals. When required, the projected cash flows in the business plan have been updated to reflect current market assessments of key assumptions, including long-term forecasts of commodity prices, inflation rates, foreign exchange rates and discount rates specific to the asset.

Cash flow forecasts are also based on past experience, historical trends and third-party evaluations of the company's reserves and resources to determine production profiles and volumes, operating costs, maintenance and capital expenditures. Production profiles, reserves volumes, operating costs, maintenance and capital expenditures are consistent with the estimates approved through the company's annual reserves evaluation process and determine the duration of the underlying cash flows used in the discounted cash flow test.

Future cash flow estimates are adjusted to reflect risks specific to the asset and discounted using after-tax discount rates. The discount rate is calculated based on the weighted-average cost of capital that is implicit in current market transactions for similar assets. The after-tax discount rate applied to cash flow projections was 10% at July 31, 2012 (July 31, 2011 – 11%) with a growth rate equal to the current inflation rate of 2% (July 31, 2011 – 2%). As a result of this analysis, management did not identify impairment within the Oil Sands operating segment and the associated allocated goodwill.

108 SUNCOR ENERGY INC. 2012 ANNUAL REPORT

The company also performed a goodwill impairment test at July 31, 2012 of its Refining and Marketing operating segment, and no impairment was identified within the operating segment and the associated allocated goodwill.

20. DEBT AND CREDIT FACILITIES

Debt and credit facilities are comprised of the following:

Short-Term Debt

($ millions)	Dec 31 2012	Dec 31 2011

Commercial paper (1)	775	761
Other	1	2

Total short-term debt	776	763

(1)
The commercial paper is supported by a revolving credit facility with a separate lender. The company is authorized to issue commercial paper to a maximum of $2.5 billion having a term not to exceed 365 days. The weighted-average interest rate as at December 31, 2012 was 0.4% (December 31, 2011 – 0.4%)

Long-Term Debt

($ millions)	Dec 31 2012	Dec 31 2011

Fixed-term debt, redeemable at the option of the company
6.85% Notes, due 2039 (US$750)	746	763
6.80% Notes, due 2038 (US$900)	921	942
6.50% Notes, due 2038 (US$1150)	1 144	1 170
5.95% Notes, due 2035 (US$600)	556	566
5.95% Notes, due 2034 (US$500)	498	509
5.35% Notes, due 2033 (US$300)	259	263
7.15% Notes, due 2032 (US$500)	498	509
6.10% Notes, due 2018 (US$1250)	1 244	1 271
6.05% Notes, due 2018 (US$600)	606	621
5.00% Notes, due 2014 (US$400)	402	413
4.00% Notes, due 2013 (US$300)	299	305
7.00% Debentures, due 2028 (US$250)	256	263
7.875% Debentures, due 2026 (US$275)	303	312
9.25% Debentures, due 2021 (US$300)	361	376
5.39% Series 4 Medium Term Notes, due 2037	600	600
5.80% Series 4 Medium Term Notes, due 2018	700	700

Total unsecured long-term debt	9 393	9 583
Secured long-term debt	13	13
Finance leases (2)	894	476
Deferred financing costs	(51)	(56)

	10 249	10 016
Current portion of long-term debt
Finance leases	(12)	(12)
4.00% Notes, due July 2013 (US$300)	(299)	—

	(311)	(12)

Total long-term debt	9 938	10 004

(2)
Interest rates range from 4.6% to 13.4% and maturity dates range from 2017 to 2037.

SUNCOR ENERGY INC. 2012 ANNUAL REPORT 109

Scheduled Debt Repayments

Scheduled principle repayments for finance leases, short-term debt and long-term debt are as follows:

($ millions)	Repayment

2013	1 087
2014	427
2015	18
2016	19
2017	19
Thereafter	9 447

11 017

Credit Facilities

A summary of available and unutilized credit facilities is as follows:

($ millions)	2012

Fully revolving for a period of one year after term-out date (November 2013)	2 000
Fully revolving and expires in 2013-2014	924
Fully revolving for a period of four years and expires in 2016	3 000
Can be terminated at any time at the option of the lenders	379

Total credit facilities	6 303

Credit facilities supporting outstanding commercial paper	(775)
Credit facilities supporting standby letters of credit(3)	(793)

Total unutilized credit facilities	4 735

(3)
The company secures certain obligations and commitments with letters of credit, of which $150 million is pledged with cash as at December 31, 2012.

21. OTHER LONG-TERM LIABILITIES

($ millions)	Dec 31 2012	Dec 31 2011

Pensions and other post-retirement benefits (note 22)	1 634	1 683
Share-based compensation plans (note 25)	242	187
Deferred revenue	77	84
Fort Hills purchase obligation (1)	223	275
Libya EPSAs signature bonus (2)	72	73
Other	62	90

	2 310	2 392

(1)
As part of the 2009 acquisition of Petro-Canada, the company assumed an obligation relating to Petro-Canada's acquisition of an additional 5% interest in the Fort Hills project. To pay for this investment, the company will fund $375 million of expenditures in excess of its working interest. At December 31, 2012, the carrying amount of the Fort Hills obligation, based on the discounted estimated payout pattern for the funding, was $300 million (2011 – $327 million), of which the current portion is $77 million (2011 – $52 million) and is recorded in Accounts Payable and Accrued Liabilities.

(2)
The company also assumed the remaining US$500 million obligation for a signature bonus relating to Petro-Canada's ratification of six Exploration and Production Sharing Agreements (EPSAs) in Libya payable in several instalments through 2013. The company also has a US$47 million obligation related to merger consent. At December 31, 2012, the carrying amount of the total Libya obligation was $86 million (2011– $342 million), of which the current portion is $14 million (2011 – $269 million) and is recorded in Accounts Payable and Accrued Liabilities.

22. PENSIONS AND OTHER POST-RETIREMENT BENEFITS

The company's defined benefit pension plans provide pension benefits at retirement based on years of service and final average earnings (if applicable). These obligations are met through funded registered retirement plans and through unregistered supplementary pensions that are voluntarily funded through retirement compensation arrangements, and/or paid directly to recipients. The amount and timing of future funding for these supplementary plans is subject to the funding policy as approved by the Board of Directors. The company's contributions to the funded plans are deposited with independent trustees who act as

110 SUNCOR ENERGY INC. 2012 ANNUAL REPORT

custodians of the plans' assets, as well as the disbursing agents of the benefits to recipients. Plan assets are managed by a pension committee on behalf of beneficiaries. The committee retains independent managers and advisors.

Funding of the registered retirement plans complies with applicable regulations that require actuarial valuations of the pension funds at least once every three years in Canada, or more, depending on funding status, and every year in the United States. The most recent valuations were performed as at December 31, 2012. The company uses a measurement date of December 31 to value the plan assets and accrued benefit obligation for accounting purposes.

The company's other post-retirement benefits programs are unfunded and include certain health care and life insurance benefits provided to retired employees and eligible surviving dependants.

The company also provides a number of defined contribution plans, including a U.S. 401(k) savings plan, that provide for an annual contribution of 5% to 11.5% of each participating employee's pensionable earnings.

Defined Benefit Obligations and Funded Status

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2012	2011	2012	2011

Change in benefit obligation
Benefit obligation at beginning of year	3 698	3 219	510	462
Current service costs	143	111	11	10
Plan participants' contributions	14	13	—	—
Benefits paid	(172)	(161)	(18)	(17)
Interest costs	163	165	22	23
Foreign exchange	2	(18)	—	—
Settlements	2	(6)	—	—
Actuarial loss	287	375	20	32

Benefit obligation at end of year	4 137	3 698	545	510

Change in plan assets
Fair value of plan assets at beginning of year	2 499	2 335	—	—
Employer contributions	267	205	—	—
Plan participants' contributions	14	13	—	—
Benefits paid	(172)	(161)	—	—
Foreign exchange	2	3	—	—
Settlements	2	(7)	—	—
Expected return on plan assets	164	160	—	—
Actuarial gain (loss)	67	(49)	—	—

Fair value of plan assets at end of year	2 843	2 499	—	—

Net unfunded obligation	1 294	1 199	545	510

The net unfunded obligation is recorded in Accounts Payable and Accrued Liabilities and Other Long-Term Liabilities (note 21) in the Consolidated Balance Sheets.

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2012	2011	2012	2011

Analysis of amount charged to earnings:
Current service costs	143	111	11	10
Interest costs	163	165	22	23
Settlement	—	1	—	—
Expected return on plan assets	(164)	(160)	—	—

Defined benefit plans expense	142	117	33	33
Defined contribution plans expense	53	43	—	—

Total benefit plans expense charged to earnings	195	160	33	33

SUNCOR ENERGY INC. 2012 ANNUAL REPORT 111

History of surplus and deficit and of experience gains and losses were as follows:

	Pension Benefits			Other Post-Retirement Benefits
($ millions)	2012	2011	2010	2012	2011	2010

Benefit obligation at December 31	4 137	3 698	3 219	545	510	462
Less: Fair value of plan assets at December 31	2 843	2 499	2 335	—	—	—

Net unfunded obligation	1 294	1 199	884	545	510	462

Actuarial (gain) loss on plan assets	(67)	49	(82)	—	—	—
Change in assumptions underlying the present value of the plan liabilities	269	367	240	33	35	45
Experience (gains) and losses arising on the plan liabilities	18	8	3	(13)	(3)	(5)

Actuarial loss recognized in other comprehensive income	220	424	161	20	32	40

Cumulative amount recognized in other comprehensive income	805	585	161	92	72	40

Actuarial Assumptions

The cost of the defined benefit pension plans and other post-retirement benefits received by employees is actuarially determined using the projected unit credit method of valuation that includes employee service to date and present pay levels, as well as projection of salaries and service to retirement.

The significant weighted-average actuarial assumptions were as follows:

	Pension Benefits		Other Post-Retirement Benefits
(%)	2012	2011	2012	2011

Benefit Obligation at December 31
Discount rate	3.90	4.40	3.90	4.40
Rate of compensation increase	3.65	3.70	3.75	3.70
Benefit Plans Expense year ended December 31
Discount rate	4.40	5.10	4.40	5.25
Expected return on plan assets	6.45	6.70	N/A	N/A
Rate of compensation increase	3.65	3.70	3.75	4.00

The discount rate assumption is based on the interest rate on high-quality bonds with maturity terms equivalent to the benefit obligations.

The expected return on plan assets is the expected long-term rate of return on plan assets for the year and is based on plan assets at the beginning of the year that have been adjusted on a weighted-average basis for contributions and benefit payments expected for the year.

To estimate the expected long-term rate of return on plan assets, the company considered the current level of expected returns on the fixed income portion of the portfolio, the historical level of the risk premium associated with other asset classes in which the portfolio is invested and the expectation for future returns on each asset class. The expected return for each asset class was weighted based on the policy asset mix to develop an expected long-term rate of return on asset assumption for the portfolio.

In order to measure the expected cost of other post-retirement benefits, a 7% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2012 (2011 – 7%). It is assumed this rate will remain constant in 2013 and 2014 and will decrease 0.5% annually to 5% by 2018, and remain at that level thereafter.

112 SUNCOR ENERGY INC. 2012 ANNUAL REPORT

Assumed discount rates and health care cost trend rates may have a significant effect on the amounts reported for pensions and other post-retirement benefit obligations. A 1% change of these assumed assumptions would have the following effects:

	Pension Benefits
($ millions)	Increase	Decrease

Discount rate
Effect on the aggregate service and interest costs	(16)	16
Effect on the benefit obligations	(460)	559

	Other Post-Retirement Benefits
($ millions)	Increase	Decrease

Discount rate
Effect on the aggregate service and interest costs	(1)	1
Effect on the benefit obligations	(66)	83

Health care cost
Effect on the aggregate service and interest costs	2	(2)
Effect on the benefit obligations	49	(41)

Plan Assets and Investment Objectives

The company's long-term investment objective is to secure the defined pension benefits while managing the variability and level of its contributions. The portfolio is rebalanced periodically, as required, while ensuring that the maximum equity content is 65% at any time. Plan assets are restricted to those permitted by legislation, where applicable. Investments are made through pooled, mutual, segregated or exchange traded funds.

The company's weighted-average pension plan asset allocation based on market values as at December 31, are as follows:

(%)	2012	2011

Equities	58	55
Fixed income	42	45

Total	100	100

Equity securities do not include any direct investments in Suncor shares.

The company expects to make cash contributions to its defined benefit pension plans in 2013 of $276 million.

SUNCOR ENERGY INC. 2012 ANNUAL REPORT 113

23. PROVISIONS

($ millions)	Decommissioning and Restoration (1)	Royalties (2)	Other	Total

At December 31, 2010	2 633	370	420	3 423
Liabilities incurred	219	237	42	498
Changes in estimates	1 690	4	1	1 695
Liabilities settled	(496)	(256)	(63)	(815)
Accretion	140	—	6	146
Asset divestitures	(390)	—	—	(390)
Foreign exchange	5	—	1	6

At December 31, 2011	3 801	355	407	4 563
Less: current portion	(372)	(355)	(84)	(811)

	3 429	—	323	3 752

At December 31, 2011	3 801	355	407	4 563
Liabilities incurred	378	317	408	1 103
Changes in estimates	783	51	(14)	820
Liabilities settled	(433)	(356)	(73)	(862)
Accretion	163	—	6	169
Foreign exchange	(4)	—	—	(4)

At December 31, 2012	4 688	367	734	5 789
Less: current portion	(395)	(367)	(94)	(856)

	4 293	—	640	4 933

(1)
Represents decommissioning and restoration provisions associated with the retirement of Property, Plant and Equipment and Exploration and Evaluation assets. The total undiscounted amount of estimated future cash flows required to settle the obligations at December 31, 2012 was approximately $8.1 billion (December 31, 2011 – $7.3 billion). A weighted-average credit-adjusted risk-free interest rate of 3.75% was used to discount the provision recognized at December 31, 2012 (December 31, 2011 – 4.3%). The credit-adjusted risk-free rate used reflects the expected timeframe of the provisions. Payments to settle the decommissioning and restoration provisions occur on an ongoing basis and will continue over the lives of the operating assets, which can exceed fifty years.

(2)
In 2010, the Minister of Energy for the Province of Alberta provided notice to the company for the quality and transportation adjustments to be used under the Bitumen Valuation Methodology (BVM) Regulations for the term of the Suncor Royalty Amending Agreement that expires December 31, 2015. In the fourth quarter of 2012, the company agreed to remit $328 million, under protest, related to 2011 and 2012. The company continues to pursue final settlement of the quality adjustment.

24. SHARE CAPITAL

Authorized

Common Shares

The company is authorized to issue an unlimited number of common shares without nominal or par value.

Preferred Shares

The company is authorized to issue an unlimited number of preferred shares in series, without nominal or par value.

Normal Course Issuer Bid

In September 2012, the company completed its first Normal Course Issuer Bid and put option program, and also announced a second Normal Course Issuer Bid program to purchase for cancellation up to $1 billion of its common shares between September 20, 2012 and September 19, 2013.

During the twelve months ended December 31, 2012, the company purchased 46.9 million (2011 – 17.1 million) common shares for total consideration of $1,451 million (2011 – $500 million), net of $1.3 million (2011 – $nil) option premiums recognized in share capital. Of the amount recognized, $609 million (2011 – $222 million) was charged to share capital and $842 million (2011 – $278 million) to retained earnings.

The company has also recorded a liability of $48 million for share purchases that may take place during its internal blackout period under an automatic repurchase plan agreement with an independent broker. Of the liability recognized, $19 million was charged to share capital and $29 million to retained earnings.

114 SUNCOR ENERGY INC. 2012 ANNUAL REPORT

25. SHARE-BASED COMPENSATION

(a) Stock Option Plans

Stock options that give the holder the right to purchase common shares at the grant date market price subject to fulfilling vesting terms are accounted for as equity-settled plans. Stock options that the holder can settle for cash or common shares are accounted for as cash-settled plans.

Equity-Settled Stock Option Plans

(i) Suncor Energy Inc. Stock Options

This plan replaced the pre-merger stock option plans of legacy Suncor and legacy Petro-Canada. Outstanding options that are cancelled, expire or otherwise result in no underlying common share being issued, will be available for issuance as options under this plan. Options granted have a seven-year life and vest annually over a three-year period.

(ii) Discontinued Plans

The following plans were in place prior to August 1, 2009: SunShare 2012 Performance Stock Options, Executive Stock Options, Key Contributor Stock Options, and legacy Petro-Canada Stock Options. For options granted under these plans, they generally have a seven to ten-year life and vest over periods up to four years. As of January 1, 2013 the SunShare 2012 Performance Stock Option plan will be fully vested. All outstanding unvested options at January 1, 2013 will automatically expire.

The weighted-average fair values of the options granted during the period and the weighted-average assumptions used in their determination are as noted below:

	2012	2011

Annual dividend per share	$0.50	$0.43
Risk-free interest rate	1.91%	2.50%
Expected life	5 years	5 years
Expected volatility	50%	49%
Weighted-average fair value per option	$15.01	$16.52

The expected life is based on historical experience and current expectations. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends.

Cash-Settled Stock Option Plans

(i) Suncor Energy Inc. Stock Options with TSARs

Options were granted under this plan between August 1, 2009 and July 31, 2010. Each option included a tandem stock appreciation right (TSAR). Options granted have a seven-year life and vest annually over a three-year period.

(ii) Legacy Petro-Canada Stock Options with CPAs

This plan was discontinued on August 1, 2009. Options were granted to executives and key employees, and can be settled in common shares or exchanged for a cash payment alternative (CPA). Options granted have a seven-year life and vest over periods of up to four years.

Changes in the total outstanding stock options were as follows:

	2012		2011
	Number (thousands)	Weighted-Average Exercise Price ($)	Number (thousands)	Weighted- Average Exercise Price ($)

Outstanding, beginning of year	59 178	35.25	67 638	32.94
Granted	5 101	34.50	5 840	41.08
Exercised	(10 803)	17.31	(9 918)	20.93
Forfeited/expired	(6 152)	42.08	(4 382)	40.51

Outstanding, end of year	47 324	38.33	59 178	35.25

Exercisable, end of year	29 834	36.23	39 482	32.03

SUNCOR ENERGY INC. 2012 ANNUAL REPORT 115

Options are exercised regularly throughout the year. Therefore, the weighted-average share price during the year of $31.94 (2011 – $36.18) is representative of the weighted-average share price at the date of exercise.

For the options outstanding at December 31, 2012, the exercise price ranges and weighted-average remaining contractual lives are shown below:

	Outstanding
Exercise Prices ($)	Number (thousands)	Weighted-Average Remaining Contractual Life (years)

11.99-19.99	3 592	2
20.00-29.99	3 494	2
30.00-39.99	14 184	4
40.00-49.99	25 015	3
50.00-69.97	1 039	2

Total	47 324	3

Common shares authorized for issuance by the Board of Directors that remain available for the granting of future options:

(thousands)	Dec 31 2012	Dec 31 2011

	7 020	10 347

(b) Stock Appreciation Rights (SARs)

A SAR entitles the holder to receive a cash payment equal to the difference between the stated exercise price and the market price of the company's common shares on the date the SAR is exercised, and is accounted for as a cash-settled plan.

(i) Suncor Energy Inc. SARs

These SARs have a seven-year life and vest annually over a three-year period.

(ii) Legacy Petro-Canada SARs

This plan was discontinued on August 1, 2009. These SARs have a seven-year life and vest annually over a four-year period.

Changes in the number of outstanding SARs were as follows:

	2012		2011
	Number (thousands)	Weighted-Average Exercise Price ($)	Number (thousands)	Weighted- Average Exercise Price ($)

Outstanding, beginning of year	8 752	29.32	11 285	28.97
Granted	101	34.51	197	41.26
Exercised	(482)	20.53	(2 003)	29.54
Forfeited/expired	(595)	32.86	(727)	28.10

Outstanding, end of year	7 776	29.65	8 752	29.32

Exercisable, end of year	6 568	30.80	5 625	31.49

(c) Share Unit Plans

The company's share unit plans are accounted for as cash-settled plans.

A performance share unit (PSU) is a time-vested award entitling employees to receive varying degrees of cash (0% – 200% of the company's share price at time of vesting) contingent upon Suncor's total shareholder return (stock price appreciation and dividend income) relative to a peer group of companies. PSUs vest approximately three years after the grant date.

A restricted share unit (RSU) is a time-vested award entitling employees to receive cash equal to the company's share price at the time of vesting. Typically, RSUs vest approximately three years after the grant date.

A deferred share unit (DSU) is redeemable for cash or a common share for a period of time after a unitholder ceases employment or Board membership. The DSU plan is limited to executives and members of the Board of Directors. Members of

116 SUNCOR ENERGY INC. 2012 ANNUAL REPORT

the Board of Directors receive one-half or, at their option, all of their compensation in the form of DSUs. Executives may elect to receive one-half, or all, of their annual incentive payment in the form of DSUs.

Changes in the number of outstanding share units were as follows:

(thousands)	PSU	RSU	DSU

Outstanding, December 31, 2010	3 747	6 450	2 299
Granted	2 050	4 237	152
Redeemed for cash	(224)	(840)	(749)
Forfeited/expired	(913)	(553)	—

Outstanding, December 31, 2011	4 660	9 294	1 702
Granted	1 021	6 803	198
Redeemed for cash	(1 168)	(2 666)	(263)
Forfeited/expired	(135)	(566)	—

Outstanding, December 31, 2012	4 378	12 865	1 637

Share-Based Compensation Expense (Recovery)

The following table summarizes the share-based compensation expense (recovery) recorded for all plans within Operating, Selling and General expense in the Consolidated Statements of Comprehensive Income.

($ millions)	2012	2011

Equity-settled plans	83	94
Cash-settled plans	269	(95)

Total share-based compensation expense (recovery)	352	(1)

Liability Recognized for Share-Based Compensation

The company has recorded a liability of $523 million as at December 31, 2012 (December 31, 2011 – $405 million), of which $281 million was classified as current (December 31, 2011 – $218 million), based on the fair value of awards accounted for as cash-settled. The intrinsic value of the vested awards at December 31, 2012 was $237 million (December 31, 2011 – $161 million).

26. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The company's financial instruments consist of cash and cash equivalents, accounts receivable, derivative contracts, substantially all accounts payable and accrued liabilities, debt, and certain portions of other assets and other long-term liabilities.

Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturities of those instruments.

The fair value of the company's financial instrument included in other assets was calculated using a discounted cash flow model. The inputs used in the model were based on observable market data, where available.

The company's long-term debt and long-term financial liabilities are recorded at amortized cost using the effective interest method. At December 31, 2012, the carrying value of fixed-term debt accounted for under amortized cost was $9.4 billion (December 31, 2011 – $9.6 billion) and the fair value at December 31, 2012 was $11.8 billion (December 31, 2011 – $11.4 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

Energy Trading Derivatives

The company's Energy Trading group also uses physical and financial energy contracts, including swaps, forwards and options to earn trading revenues.

Gains or losses from trading activities are reported in Other Income as part of Corporate, Energy Trading and Eliminations. The earnings impact for the year ended December 31, 2012 was a gain of $246 million (2011 – gain of $301 million).

SUNCOR ENERGY INC. 2012 ANNUAL REPORT 117

Risk Management Derivatives

The company periodically enters into derivative contracts which although not accounted for as hedges because they have not been documented as such, or do not qualify under IFRS, are believed to be economically effective at managing exposure to commodity price and foreign exchange movements and are a component of the company's overall risk management program.

Gains or losses associated with risk management derivatives are reported in the related operating segment as part of Other Income. The earnings impact associated with these contracts for the year ended December 31, 2012 was a gain of $1 million (2011 – loss of $22 million).

Change in Fair Value of Non-Designated Derivative Financial Instruments

($ millions)	Risk Management	Energy Trading	Total

Fair value of contracts outstanding at January 1, 2011	13	(87)	(74)
Fair value of contracts realized during the period	9	(248)	(239)
Changes in fair value during the period	(22)	301	279

Fair value of contracts outstanding at December 31, 2011	—	(34)	(34)
Fair value of contracts realized during the period	(2)	(255)	(257)
Changes in fair value during the period	1	246	247

Fair value of contracts outstanding at December 31, 2012	(1)	(43)	(44)

(b) Fair Value Hierarchy

To estimate fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  •
  Level 1 – inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

  •
  Level 2 – inputs other than quoted prices that are observable, either directly or indirectly, as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the marketplace.

  •
  Level 3 – inputs that are less observable, unavailable or where the observable data does not support the majority of the instrument's fair value.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company's derivative financial instrument assets and liabilities measured at fair value for each hierarchy level as at December 31, 2012 and 2011:

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	1	33	3	37
Accounts payable	(18)	(51)	(2)	(71)

Balance at December 31, 2011	(17)	(18)	1	(34)

Accounts receivable	5	47	1	53
Accounts payable	(12)	(85)	—	(97)

Balance at December 31, 2012	(7)	(38)	1	(44)

Risk Management

The company is exposed to a number of different risks arising from financial instruments. These risk factors include market risks, comprising commodity price risk, foreign currency risk and interest rate risk, as well as liquidity risk and credit risk.

118 SUNCOR ENERGY INC. 2012 ANNUAL REPORT

The company maintains a formal governance process to manage its financial risks. The company's Commodity Risk Management Committee (CRMC) is charged with the oversight of the company's trading and credit risk management activities. Trading activities are defined as activities intended to enhance the company's operations and enhance profitability through informed market calls, market diversification, economies of scale, improved transportation access, and leverage of assets, both physical and contractual. Trading activities also include strategic and operational hedging. The CRMC, acting under the authority of the company's Board of Directors, meets regularly to monitor limits on risk exposures, review policy compliance and validate risk-related methodologies and procedures.

The nature of the risks faced by the company and its policies for managing such risks remains unchanged from December 31, 2011.

1) Market Risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the company's financial assets, liabilities and expected future cash flows include commodity price risk, foreign currency exchange risk and interest rate risk.

(a) Commodity Price Risk

Suncor's financial performance is closely linked to crude oil prices (including pricing differentials for various product types), and to a lesser extent, natural gas and refined product prices. The company may reduce its exposure to commodity price risk through a number of strategies. These strategies include committing a portion of expected crude oil production to fixed price contracts, entering into option contracts to limit exposure to changes in crude oil prices and hedging natural gas exposures to manage regional price differentials.

An increase of US$1.00/barrel of crude oil and US$0.10/mcf of natural gas prices as at December 31, 2012 would decrease pre-tax earnings by approximately $9 million and $2 million, respectively.

(b) Foreign Currency Exchange Risk

The company is exposed to foreign currency exchange risk on revenues, capital expenditures, or financial instruments that are denominated in a currency other than the company's functional currency (Canadian dollars). As crude oil is priced in U.S. dollars, fluctuations in US$/Cdn$ exchange rates may have a significant impact on revenues. This exposure is partially offset through the issuance of U.S. dollar denominated long-term debt and by sourcing capital projects in U.S. dollars. A 1% strengthening in the Cdn$ relative to the US$ as at December 31, 2012 would decrease pre-tax earnings by approximately $86 million.

The company also has foreign operations whose functional currency is different than the company's functional currency. The main exposures relate to foreign operations whose functional currencies are in U.S. dollars or Euros (€). A 1% strengthening in the Cdn$ relative to the US$ and € as at December 31, 2012 would decrease Other Comprehensive Income by approximately $46 million and $26 million, respectively.

(c) Interest Rate Risk

The company is exposed to interest rate risk as changes in interest rates may affect future cash flows and the fair values of its financial instruments. The primary exposure is related to its revolving-term debt of commercial papers.

To manage the company's exposure to interest rate volatility, the company may periodically enter into interest rate swap contracts. The objective of entering into these contracts is to reduce the company's cost of borrowing by managing the mix of fixed and floating interest rate debt. The proportion of floating interest rate exposure at December 31, 2012 was 8% of total debt outstanding. The weighted-average interest rate on total debt for the year ended December 31, 2012 was 6.0%.

The company's net earnings are sensitive to changes in interest rates on the floating rate portion of the company's debt. To the extent interest expense is not capitalized, if interest rates applicable to floating rate instruments increased by 1%, it is estimated that the company's pre-tax earnings would decrease by approximately $8 million. This assumes that the amount and mix of fixed and floating rate debt remains unchanged from December 31, 2012, and that the change in interest rates is effective from the beginning of the year.

2) Liquidity Risk

Liquidity risk is the risk that Suncor will not be able to meet its financial obligations when due. The company mitigates this risk by forecasting spending requirements and maintaining sufficient cash and credit facilities to meet these requirements. Suncor's cash and cash equivalents and total credit facilities at December 31, 2012 were $4.4 billion and $6.3 billion, respectively.

SUNCOR ENERGY INC. 2012 ANNUAL REPORT 119

Surplus cash is invested into a range of short-dated money market securities. Investments are only permitted in high credit quality government or corporate securities. Diversification of these investments is maintained through counterparty credit limits.

The following table shows the timing of cash outflows related to trade and other payables and debt.

December 31, 2012
($ millions)	Trade and other payables (1)	Debt (2)

Within one year	6 469	1 756
1 to 3 years	300	1 732
3 to 5 years	—	1 301
Over 5 years	—	17 648

	6 769	22 437

(1)
Includes the Fort Hills purchase obligation and the Libya EPSAs signature bonus.

(2)
Debt includes short-term debt, long-term debt, finance leases and interest payments on fixed-term debt and commercial paper.

3) Credit Risk

Credit risk is the risk that a customer or counterparty will fail to perform an obligation or fail to pay amounts due causing a financial loss. The company's credit policy is designed to ensure there is a standard credit practice throughout the company to measure and monitor credit risk. The policy outlines delegation of authority, the due diligence process required to approve a new customer or counterparty and the maximum amount of credit exposure per single entity. Before transactions begin with a new customer or counterparty, its creditworthiness is assessed, a credit rating is assigned and a maximum credit limit is allocated. The assessment process is outlined in the credit policy and considers both quantitative and qualitative factors. The company constantly monitors the exposure to any single customer or counterparty along with the financial position of the customer or counterparty. If it is deemed that a customer or counterparty has become materially weaker, the company will work to reduce the credit exposure and lower the credit limit allocated. Regular reports are generated to monitor credit risk and the Credit Committee meets quarterly to ensure compliance with the credit policy and review the exposures.

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. At December 31, 2012, substantially all of the company's trade receivables were current. As a result of the continued political unrest in Syria, the company wrote off the remainder of its Syrian receivables ($67 million) in the second quarter of 2012. A write-down of $63 million was previously recorded at December 31, 2011.

The company may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to meet the terms of the contracts. The company's exposure is limited to those counterparties holding derivative contracts with positive fair values at the reporting date. At December 31, 2012, the company's exposure was $53 million.

27. CAPITAL STRUCTURE FINANCIAL POLICIES

The company's primary capital management objective is to maintain a conservative balance sheet, which supports a solid investment-grade credit rating profile. This objective affords the company the financial flexibility and access to the capital it requires to execute on its growth objectives.

The company's capital is primarily monitored through net debt to cash flow from operations (1) and total debt to total debt plus shareholders' equity.

Net debt to cash flow from operations is calculated as short-term debt plus total long-term debt less cash and cash equivalents divided by cash flow from operations for the year then ended.

Total debt to total debt plus shareholders' equity is calculated as short-term debt plus total long-term debt divided by short-term debt plus total long-term debt plus shareholders' equity.

Financial covenants associated with the company's various banking and debt agreements are reviewed regularly and controls are in place to maintain compliance with these covenants. The company complied with all financial covenants for the years ended December 31, 2012 and 2011.

The company's strategy during 2012, which was unchanged from 2011, was to maintain the measure set out in the following schedule. The company believes that achieving this capital target helps to provide the company access to capital at a reasonable

120 SUNCOR ENERGY INC. 2012 ANNUAL REPORT

cost by maintaining solid investment-grade credit ratings. The company operates in a fluctuating business environment and ratios may periodically fall outside of management's targets.

At December 31 ($ millions)	Capital Measure Target	2012	2011

Components of ratios
Short-term debt		776	763
Current portion of long-term debt		311	12
Long-term debt		9 938	10 004

Total debt		11 025	10 779
Less: Cash and cash equivalents		4 393	3 803

Net debt		6 632	6 976

Shareholders' equity		39 223	38 600

Total capitalization (total debt plus shareholders' equity)		50 248	49 379

Cash flow from operations (1)		9 745	9 746

Net debt to cash from operations	<2.0 times	0.7	0.7

Total debt to total debt plus shareholders' equity		22%	22%

(1)
Cash flow from operations is expressed before changes in non-cash working capital, and is a non-GAAP financial measure.

28. INTERESTS IN JOINTLY CONTROLLED ENTITIES AND INVESTMENTS IN ASSOCIATES

Significant jointly controlled entities and associates at December 31, 2012 are set out below:

Jointly controlled entities	%

Fort Hills Energy L.P.	40.8
Syncrude Canada Ltd. (1)	12.0
Voyageur Upgrader L.P.	51.0
Magrath Windfarm Joint Venture	33.3
Chin Chute Windfarm Joint Venture	33.3
Ripley Windfarm Joint Venture	50.0
Wintering Hills Joint Venture	70.0
Chimies Parachem S.E.C. / Parachem Chemicals L.P.	51.0
UPI Inc.	50.0
Investments in associates	%

Montreal Pipeline Ltd.	23.8
Trans-Northern Pipelines Inc.	33.3

(1)
Syncrude Canada Ltd. is the operator of the Syncrude oil sands joint venture, a jointly controlled asset. Syncrude Canada Ltd. is responsible for the management and administration of this asset.

SUNCOR ENERGY INC. 2012 ANNUAL REPORT 121

Summarized financial information for the company's share of its jointly controlled entities and investments in associates are shown below:

(a) Jointly controlled entities
($ millions)	Dec 31 2012	Dec 31 2011

Current assets	196	127
Non-current assets	1 535	2 935

	1 731	3 062

Current liabilities	355	135
Non-current liabilities	153	146

	508	281

Revenues and other income	533	541
Less: Expenses	2 432	746

Net loss	(1 899)	(205)

(b) Investments in associates
($ millions)	Dec 31 2012	Dec 31 2011

Current assets	7	7
Non-current assets	82	84

	89	91

Current liabilities	18	21
Non-current liabilities	34	39

	52	60

Revenues and other income	42	38
Less: Expenses	34	32

Net earnings	8	6

29. RELATED PARTY DISCLOSURES

Related Party Transactions

The company enters into transactions with related parties in the normal course of business. These are primarily sales to associated entities in the company's refining and marketing operations. Operating revenues after eliminations for these transactions were $1,313 million for the year ended December 31, 2012 (2011 – $780 million). At December 31, 2012, amounts due from related parties were $205 million (2011 – $60 million).

Compensation of Key Management Personnel

Compensation of the company's Board of Directors and members of the Executive Leadership Team for the years ended December 31 is as follows:

($ millions)	2012	2011

Short-term benefits	18	17
Pension and other post-retirement benefits	4	3
Share-based compensation	32	29

	54	49

122 SUNCOR ENERGY INC. 2012 ANNUAL REPORT

30. COMMITMENTS, CONTINGENCIES AND GUARANTEES

(a) Commitments

Future payments under the company's operating leases for pipeline transportation agreements and for various premises, service stations and other property and equipment are as follows:

($ millions)	Within one year	One to five years	More than five years	Total

Operating and other commitments	1 572	3 973	8 176	13 721
Exploration work commitments	67	205	—	272

At December 31, 2012	1 639	4 178	8 176	13 993

Significant operating leases expire at various dates through 2035. For the year ended December 31, 2012, operating lease expense was $1.2 billion (2011 – $1.1 billion).

In addition to the operating lease commitments in the above table, the company has other obligations for goods and services and raw materials entered into in the normal course of business, which may terminate on short notice. Such obligations include commodity purchase obligations which are transacted at market prices.

(b) Contingencies

Legal and environmental contingent liabilities

The company is defendant and plaintiff in a number of legal actions that arise in the normal course of business. The company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

The company may also have environmental contingent liabilities, beyond decommissioning and restoration liabilities recognized in note 23, which are reviewed individually and are reflected in the company's financial statements if material and more likely than not to be incurred. These contingent environmental liabilities primarily relate to the mitigation of contamination at sites where the company has had operations. For any unrecognized environmental contingencies, the company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and to be funded from the company's cash flow from operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, the impact may be material.

Operational risk

The company also has exposure to some operational risks, which is reduced by maintaining a comprehensive insurance program at limits and deductible amounts that management believes to be acceptable.

The company carries property damage and business interruption insurance with varying coverage limits and deductible amounts based on the asset. As of December 31, 2012, Suncor's insurance program includes coverage of up to US$1.1 billion for oil sands risks, up to US$1.3 billion for offshore risks and up to US$563 million for refining risks. These limits are all net of deductible amounts or waiting periods and subject to certain price and volume limits. The company also has primary property insurance for US$300 million that covers all of Suncor's assets. As part of its normal course of operations, Suncor carries risk mitigation instruments in the aggregate amount of $405 million on certain foreign operations.

During the fourth quarter of 2012, the company received $300 million of risk mitigation proceeds related to its Syrian operations. The proceeds are subject to a provisional repayment should the company resume operations and therefore, have been recorded as a non-current provision at December 31, 2012 (see note 9).

Suncor believes its liability, property and business interruption insurance is appropriate to its business, although such insurance will not provide coverage in all circumstances or fully protect against prolonged outages. In the future, the insurance program may change due to market conditions or other business considerations.

(c) Guarantees

At December 31, 2012, the company has various indemnification agreements with third parties as described below and provides loan guarantees to certain retail licensees, wholesale marketers, and the company's subsidiaries.

The company has agreed to indemnify holders of all notes and debentures and the company's credit facility lenders (see note 20) for added costs relating to withholding taxes. Similar indemnity terms apply to certain facility and equipment leases.

SUNCOR ENERGY INC. 2012 ANNUAL REPORT 123

There is no limit to the maximum amount payable under the indemnification agreements described above. The company is unable to determine the maximum potential amount payable as government regulations and legislation are subject to change without notice. Under these agreements, the company has the option to redeem or terminate these contracts if additional costs are incurred.

The company also has guaranteed its working interest share of certain joint venture undertakings related to transportation services agreements entered into with third parties. The guaranteed amount is limited to the company's share in the joint venture. As at December 31, 2012, the probability is remote that these guarantee commitments will impact the company.

31. TRANSACTION WITH TOTAL

During 2011, Suncor entered into a joint venture with Total E&P Canada Ltd. (Total). As a result of this transaction, Suncor acquired a 36.75% interest in Joslyn for consideration of $842 million after closing adjustments. Total acquired a 49% interest in Voyageur, a 19.2% increase in its interest in Fort Hills (reducing Suncor's interest from 60% to 40.8%), and rights to proprietary mining technology, for cash consideration of $2.662 billion after closing adjustments.

Overall, Suncor recognized a loss of $124 million, after final closing adjustments, related to the disposition of its interests in Voyageur and Fort Hills and the technology sale. The loss included the derecognition of $267 million of goodwill associated with the disposed interests in Fort Hills and Voyageur.

32. SUSPENDED EXPLORATORY WELL COSTS

($ millions)	2012	2011

Beginning of year	387	266
Additions	4	122
Transfers to oil and gas assets	—	—
Capitalized exploratory well costs charged to expense	(73)	(1)
Foreign exchange adjustments	—	—

End of year	318	387

The following provides an aging of amounts capitalized as suspended exploratory wells at December 31 based on the completion date of the individual well.

($ millions)	2012	2011

Suspended exploratory well costs that have been capitalized for a period less than one year	4	122
Suspended exploratory well costs that have been capitalized for a period greater than one year	314	265

	318	387

Number of suspended exploratory wells that have been capitalized for a period greater than one year	8	9

Suspended capitalized costs for exploratory wells completed prior to the end of 2012 are associated with the following projects located in i) Norway (three wells), ii) Libya (four wells) and iii) East Coast Canada (one well). The projects are awaiting the completion of economic evaluations including, but not limited to, results of additional appraisal drilling, additional geological and geophysical data, and development plan approval.

124 SUNCOR ENERGY INC. 2012 ANNUAL REPORT

QuickLinks

  EXHIBIT 99-1
Audited Consolidated Financial Statements of Suncor Energy Inc. for the fiscal year ended December 31, 2012